

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Shaofang Weng
Chief Executive Officer
Planet Image International Ltd
No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People's Republic of China

> **Re: Planet Image International Ltd**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed October 31, 2023**
> **File No. 333-263602**

Dear Shaofang Weng:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1

General

1. You disclose that you have received the CSRC's approval of this offering, but that if the filing procedures were not completed according to the Administration Measures you may have to rectify any non-compliance. You also disclose that unless you obtain approval from the CSRC, you will not proceed with the initial public offering. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

       Please contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation

cc: Cindy Li, Esq.